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CONTINUING CONNECTED TRANSACTIONS

PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 29 December 2008 as regards the existing Property Management Framework Agreement entered into between the Company and GCSAPMC.

As the existing Property Management Framework Agreement expired on 31 December 2011 and the transactions contemplated under the existing Property Management Framework Agreement continue to be entered into on a recurring basis. In compliance with Rule 14A.35(1) of the Listing Rules, the Company has entered into the New Property Management Framework Agreement with GCSAPMC on 28 December 2012(after trading hours) to renew transactions for a term of three years from 1 January 2012 to 31 December 2014.

The transactions contemplated under the New Property Management Framework Agreement constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 29 December 2008 where the Company announced that the Company had entered into a framework agreement for the Engagement of Property Management (the “existing Property Management Framework Agreement”) on 29 December 2008 in respect of engaging GCSAPMC (whose principal business activity is that of management of real property) to provide property management and improvement services for a term of three years, commencing from 1 January 2009 to 31 December 2011.

As the existing Property Management Framework Agreement expired on 31 December 2011 and the transactions contemplated under the existing Property Management Framework Agreement continue to be entered into on a recurring basis. In compliance with Rule 14A.35(1) of the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd (the "Listing Rules"), the Company has entered into a new framework agreement for the Engagement of Property Management (the “New Property Management Framework Agreement”) on 28 December 2012 (after trading hours) to renew the property management transactions for a term of three years from 1 January 2012 to 31 December 2014:

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NEW PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Date

28 December 2012 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation.

(b)	Guangzhou China Southern Airlines Property Management Company Limited (“GCSAPMC”), which is wholly owned by China Southern Air Holding Company (“CSAHC”), and is therefore a connected person of the Company under the Listing Rules.

Subject matter

Pursuant to the New Property Management Framework Agreement, the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for Company's leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The agency fee shall be determined at an arm’s length basis between both parties and according to the market prices, provided that the agency fee charged should not be higher than the one charged by any independent third parties in the similar industry. The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

The New Property Management Framework Agreement is for a fixed term of three years, commencing from the 1 January 2012 to 31 December 2014, and is renewable by agreement between both parties thereto, subject to compliance with the relevant requirements of the Listing Rules by the Company.

Historical Figures and Cap

The aggregate historical agency fee incurred by the Group were RMB19 million, RMB30 million, RMB34 million for the three years ended 31 December 2011. The previous annual cap for the existing Property Management Framework Agreement was set at RMB47,010,000 per annum.

As the Company and GCSAPMC were unable to agree earlier with each other regarding the proposed reduction of agency fee to be charged for the provision of management and maintenance services for the three years ending 31 December 2014, the appointment of GCSAPMC for the provision of management and maintenance services was not renewed until the New Property Management Framework Agreement was entered into as at the date of this announcement. The Company did not pay any agency fee to GCSAPMC for the eleven months ended 30 November 2012, but GCSAPMC had continued to provide the management and maintenance services to the Company prior to its renewed appointment.

The annual cap for the New Property Management Framework Agreement is reduced to RMB32,750,000 per annum for the entire term of the New Property Management Framework Agreement, as some properties in the Company's headquarter originally covered under the existing Property Management Framework Agreement was excluded in the New Property Management Framework Agreement as the Company and GCSAPMC were unable to agree with each other regarding the agency fee to be charged for services provided to those properties.

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The Property Management Framework Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, holding approximately 53.12% equity interest in the Company as of the date hereof and GCSAPMC is a wholly-owned subsidiary of CSAHC, and they are, therefore connected persons of the Company under the Listing Rules. The board (the “Board”) of directors (the “Directors”) of the Company (including the independent non-executive Directors) considers that the terms of the New Property Management Framework Agreementand the cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Since the applicable percentage ratios for the transactions contemplated under the New Property Management Framework Agreement is on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the New Property Management Framework Agreement are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirements under the Listing Rules.

GENERAL

Among the 10 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolutions to approve the New Property Management Framework Agreement. All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above New Property Management Framework Agreement.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 December 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Xu Jie Bo as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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